Exhibit 11
Earnings Per Share Earnings per Share are calculated as follows:

	For the years ended
	December 31,
(Dollars in thousands except shares and per share data)	2016	2015	2014
Numerator for basic earnings per share:
Net Income from continuing operations	$8,977	$6,603	$2,655
Less: Dividends on preferred stock	1,128	575	332
Net Income from continuing operations available to common shareholders - basic	7,849	6,028	2,323
Net Income from discontinued operations available to common shareholders - basic and diluted	3,935	213	(576)
Net Income available to common shareholders	$11,784	$6,241	$1,747

Numerator for diluted earnings per share:
Net Income from continuing operations available to common shareholders - basic	$7,849	$6,028	$2,323
Add: Dividends on preferred stock	—	—	—
Add: Interest on subordinated debt (tax effected)	1,390	—	—
Net Income available to common shareholders from continuing operations - diluted	$9,239	$6,028	$2,323

Denominator:
Total average shares outstanding	8,212,021	8,014,316	7,905,468
Effect of dilutive convertible preferred stock	—	—	—
Effect of dilutive convertible subordinated debt	1,837,500	—	—
Effect of dilutive stock options	19,212	125,800	196,649
Total diluted average shares outstanding	10,068,733	8,140,116	8,102,117

Earnings per share from continuing operations - basic	$0.96	$0.75	$0.29
Earnings per share from discontinued operations - basic	$0.48	$0.03	$(0.07)
Earnings per common shareholder - basic	$1.44	$0.78	$0.22

Earnings per share from continuing operations - diluted	$0.92	$0.74	$0.29
Earnings per share from discontinued operations - diluted	$0.39	$0.03	$(0.07)
Earnings per common shareholder - diluted	$1.31	$0.77	$0.22

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